Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

S&T Bancorp, Inc. and subsidiaries:

We consent to the incorporation by reference in the registration statement Nos. 333-183978, 333-161444, 333-157297 and 333-156555, on Form S-3, Nos. 333-181568 and 333-178424 on Form S-4, and No. 333-156541 on Form S-8 of S&T Bancorp, Inc. and subsidiaries of our reports dated February 22, 2013, with respect to the consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of net income, comprehensive income and changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of S&T Bancorp, Inc. and subsidiaries.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

February 22, 2013